DIVISION OF
TRADING AND MARKETS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 10, 2008

Jeffrey M. Bloch
Managing Director
Managing Counsel
Pershing LLC
One Pershing Plaza
Jersey City, NJ 07399

Re: No-Action Request of Pershing LLC; Automatic Dividend Reinvestment Program

Dear Mr. Bloch:

By letters dated March 27, 1996 and May 27, 1997,[1] the Commission, pursuant to delegated authority, granted exemptions from Rule 10b-10(a) under the Securities Exchange Act of 1934 ("Exchange Act") to permit Pershing LLC (formerly known as Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation) ("Pershing") to confirm transactions under its automatic dividend reinvestment plan ("DRIP") through the use of monthly account statements instead of trade-by-trade confirmations.

As discussed, we are treating your letter dated September 3, 2008, on behalf of Pershing, as a request for assurance that the staff of the Division of Trading and Markets would not recommend enforcement action under Exchange Act Rule 10b-10 if Pershing, in reliance on the Exemption Letters, expanded its DRIP to include U.S. customers subject to backup withholding by the Internal Revenue Service ("IRS"), as well as foreign accounts subject to nonresident alien tax ("NRA"), other securities subject to withholdings at the source and certain other securities[2] that trade on U.S. exchanges where clients have elected to receive distributions in U.S. dollars, as discussed in your letter.[3]

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[1] *See* Letters re: *Pershing/Rule 10b-10/DRIP* (March 27, 1996) and *Pershing/Rule 10b-10/DRIP* (May 27, 1997) ("Exemption Letters").

[2] Specifically, you mention American Depositary Receipts ("ADRs"), American Depositary Shares ("ADSs") and Global Depositary Receipts ("GDRs").

[3] In requesting the exemptions granted in the Exemption Letters, Pershing represented that its DRIP would not be available to customers who are subject to backup withholding by the IRS. Pershing's letters did not address the other types of customers, accounts or securities that are the subject of your September 3, 2008 letter.

RECEIVED
2008 OCT -9 PM 3:45
SEC / MR

TO: Seretha Pearsall
Branch of Public Reference
Stop 0102, Room 2532 @ Station Place

Brian Johnson
Filer Support 2
Stop 1-4, Room 2531 @ Station Place

FROM: Ignacio Sandoval
Office of Chief Counsel
Division of Trading and Markets

RE: Recent Letters

DATE: September 28, 2008

Enclosed is a recent no-action letter issued by this office. Please make these letters publicly available in accordance with the provisions of 17 C.F.R. § 200.81.

Please call me at 551-5662, if you have any questions. Thank you.

Enclosure

Barclay's Capital Inc. – No-action relief regarding Section 15(a) of the Exchange Act

Pershing LLC – No-action relief regarding Exchange Act Rule 10b-10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
TRADING AND MARKETS

Act Securities Exchange Act of 1934
Section 15(a)
Rule
Public Availability 9.19.08

September 19, 2008

Dana G. Fleischman
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006

Dear Ms. Fleischman:

You have requested, on behalf of Barclays Capital Inc. ("Barclays Capital"), assurance that the Division of Trading and Markets ("Division") would not recommend enforcement action to the Commission if Barclays Capital files, within a reasonable period after the close of the purchase of Lehman Brothers Inc. ("Lehman Brothers"), any Form BD amendments required as a result of any changes arising from the acts contemplated under the asset purchase agreement and related agreements.[1]

In view of the circumstances of the purchase of Lehman Brothers by Barclays Capital, the Division staff will not recommend enforcement action if Barclays Capital files, within a reasonable period after the close of the purchase of Lehman Brothers by Barclays Capital, the Form BD amendments required as a result of any changes arising from the acts contemplated under the asset purchase agreement and related agreements.

This position is based solely on the circumstances described above, and any different circumstances might require a different conclusion. This response expresses the Division staff's position on enforcement action only and does not represent a legal conclusion regarding the matters discussed herein, or the applicability of any other federal or state law, or rules of any self-regulatory organization.

Sincerely,

Erik R. Sirri
Director

[1] Telephone call between Dana G. Fleischman, Partner, Cleary Gottlieb Steen & Hamilton LLP; Brian Bussey, Assistant Director, Office of Chief Counsel, Division of Trading and Markets, SEC; and Haimera Workie, Branch Chief, Office of Chief Counsel, Division of Trading and Markets, SEC, on September 19, 2008.

Based on the facts and representations set forth in your letter, the staff of the Division of Trading and Markets will not recommend enforcement action to the Commission under Exchange Act Rule 10b-10 against Pershing if, in reliance on the Exemption Letters, Pershing expands its DRIP to include U.S. customers subject to backup withholding by the IRS, foreign accounts subject to NRA, foreign securities subject to withholdings at the source, and certain other securities that trade on U.S. exchanges where clients have elected to receive distributions in U.S. dollars. In taking this position, we note your representation that all other provisions of Pershing's DRIP will remain the same as represented in your March 12, 1996 and April 30, 1997 letters requesting exemptive relief. We also note that, in accordance with Pershing's original DRIP, clients enrolling in the DRIP will receive a disclosure letter outlining the terms of the service and that Pershing will update that disclosure letter to include these additional services.

This position concerns enforcement action under Rule 10b-10 only and is based solely upon the representations you have made and is limited strictly to the facts and representations described in your letter. Any different facts or circumstances, including any other expansions of Pershing's DRIP program, may require a different response. Finally, we express no view with respect to other questions the proposed expansion of Pershing's DRIP may raise, including the applicability of any other federal or state laws or the applicability of self-regulatory organization rules concerning customer account confirmations.

Sincerely,

Brian A. Bussey
Assistant Chief Counsel

Pershing

AN AFFILIATE OF THE BANK OF NEW YORK MELLON

Jeffrey M. Bloch
Managing Director
Managing Counsel

September 3, 2008

Brian Bussey, Esq.
Assistant Chief Counsel
Division of Trading and Markets
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Pershing/Rule 10b-10; Automatic Dividend Reinvestment Program ("DRIP")

Dear Mr. Bussey:

In your letters dated March 27, 1996[1] and May 27, 1997[2], Pershing LLC (formerly known as Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation) ("Pershing") was granted exemptions pursuant to Rule 10b-10(e)[3] under the Securities Exchange Act of 1934, solely to permit Pershing to confirm transactions effected by Pershing pursuant to its automatic dividend reinvestment plan ("DRIP") through the use of monthly account statements. In Pershing's letter dated March 12, 1996 requesting that exemption, we informed your office that our DRIP would not be made available to those customers who are subject to backup withholding by the Internal Revenue Service ("IRS").

We write to you now to advise you of our interest in expanding our DRIP to include U.S. customers subject to IRS backup withholding, foreign accounts subject to nonresident alien tax ("NRA"), foreign securities subject to withholdings at the source, as well as certain securities that trade on U.S. exchanges (American Depository Receipts [ADRs], American Depository Shares [ADSs], Global Depository Receipts [GDRs])where clients have elected to receive distributions in U.S. Dollars. We request assurance that Pershing may continue to rely on the March 27, 1996 and May 27, 1997 exemptions for these new provisions in the Pershing DRIP.

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[1] Letter from Catherine McGuire, Chief Counsel, Division of Market Regulation, SEC to Thomas A. Franko, Esq, Senior Vice President and Assistant General Counsel, Pershing, Division of Donaldson, Lufkin & Jenrette Securities Corporation dated March 27, 1996 granting an exemption pursuant to Rule 10b-10 (e) to permit Pershing to confirm dividend reinvestment transactions through the use of monthly account statements.

[2] Letter from Catherine McGuire, Chief Counsel, Division of Market Regulation, SEC to Thomas A. Franko, Esq., Senior Vice President and Associate General Counsel, Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation dated May 27, 1997 granting an exemption pursuant to Rule 10b-10(e) to permit Pershing to confirm dividend reinvestment transactions through the use of monthly account statements in its enhanced DRIP.

[3] Rule 10b-10(e) is now 10b-10(f)

One Pershing Plaza, Jersey City, NJ 07399
Tel 201 413 4168 Fax 201 413 4799 jbloch@pershing.com

September 3, 2008

Regarding IRS backup dividends withholdings, NRA tax, and withholdings at the source, Pershing will re-invest the client's dividends net of any withholding, regardless of withholding type. The method of acquiring and crediting shares for these additional features will be the same as our original DRIP as outlined in our March 12, 1996[4] and April 30, 1997[5] letters. According to our original DRIP, clients enrolling in the service receive a disclosure letter outlining the terms of the service. We intend to update the disclosure letter to include these additional features.

All other provisions of our DRIP remain the same as we represented in our March 12, 1996 and April 30, 1997 letters to you. I have attached copies of all the letters for your convenience.

If the Division considers a negative response to our request based upon the information contained in this letter, we respectfully request a conference prior to the issuance of a denial of our request. In such a case, or if there is any further information that you may require with respect to this matter, please call the undersigned at 201-413-4168 or my associate, Lisa Gillis, Esq. at 201-413-4553.

Very truly yours,

Jeffrey M. Bloch
Managing Director
Managing Counsel

Encl.

cc: Ignacio Sandoval, Esq.- SEC
Lisa Gillis, Esq.-Pershing
Mario Esposito-Pershing

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[4] Letter from Thomas A. Franko, Senior Vice President and Assistant General Counsel, Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation to Catherine McGuire, Chief Counsel, Division of Market Regulation, SEC dated March 12, 1996 describing Pershing's DRIP and requesting the SEC grant an exemption pursuant to Rule 10b-10e.

[5] Letter from Thomas A. Franko, Senior Vice President and Associate General Counsel, Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation to Catherine McGuire, Chief Counsel, Division of Market Regulation, SEC dated April 30, 1997 describing enhancements to Pershing's DRIP and requesting the SEC grant an exemption pursuant to Rule 10b-10e.

Pershing

Division of Donaldson, Lufkin & Jenrette Securities Corporation
One Pershing Plaza, Jersey City, New Jersey 07399 • (201) 413-2000

Thomas A. Franko
Senior Vice President
Assistant General Counsel
(201) 413-2807

Securities Exchange Act of 1934
Sec. 10(b)/Rule 10b-10

March 12, 1996

Catherine McGuire, Chief Counsel
Division of Market Regulation
Securities and Exchange Commission
450 5th Street, N.W.
Washington, DC 20549

Re: Automatic Dividend Reinvestment Feature to be Added to Brokerage Accounts Carried by Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation

Dear Ms. McGuire:

Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation, a registered broker-dealer ("Pershing") proposes to add a feature to existing brokerage accounts that will enable customers for whose accounts Pershing acts as fully disclosed clearing agent and those for which it acts as broker dealer (a "Customer") to elect to have the cash dividends and capital gains paid on securities in their brokerage account (collectively the "Dividends") automatically reinvested in additional shares of the same securities ("Dividend Reinvestment Service" or "DRS"). Pershing requests that the Securities and Exchange Commission, through the Staff of the Division of Market Regulation ("the Division") grant an exemption pursuant to Rule 10b-10(e) of the Securities Exchange Act of 1934 ("Exchange Act") and pursuant to the authority delegated to the Division by the provisions of 17 CFR § 200.30-3(a)(32) from the confirmation requirements of Rule 10b-10(a) of the Exchange Act for this program.

The Dividend Reinvestment Service will be available to all Customers except those holding accounts that merely make payment for securities in exchange for delivery thereof and those customers who are subject to backup withholding by the Internal Revenue Service. Dividend reinvestment will be made available for securities listed on the New York Stock Exchange, Inc. ("NYSE") or the American Stock Exchange ("AMEX") or quoted on the National Association of Securities Dealers Automatic Quotation System ("NASDAQ") and closed-end mutual funds.

A Customer will be able to elect to participate in the DRS at any time by instructing its broker to automatically reinvest the Dividends on all, or only specified, securities in its account in additional shares of such securities. If any securities selected by a Customer are held in its account on record date, then all Dividends with respect to the selected securities due to be received on the dividend payable date will be reinvested in additional whole shares of such securities.[1] Automatic dividend reinvestment under the DRS will commence with the first dividend having a payable date that is at least that amount of business days equal to the standard settlement cycle plus one after Pershing receives instructions to have dividends on its Customer's security(ies) automatically reinvested. Similarly, a Customer may withdraw completely, or only selectively, from the DRS by giving an instruction to discontinue automatic reinvestment of Dividends at least that amount of business days equal to the standard settlement cycle plus one prior to the next dividend payable date of the securities for which it no longer wants automatic dividend reinvestment.

Purchase transactions for the DRS will be effected through orders in the open market or Pershing may direct trades to an affiliate, which acts as specialist or market maker[2]. Customers will pay the actual price at which the transaction is executed on orders executed through open market purchases. In the event that an order for a particular security must be executed through several transactions over a period of time at varying prices, the weighted average price of such purchase orders will be used to calculate the reinvestment price for each customer of such security. On the dividend payable date for the security, Pershing will:

1. credit the customer's account with the full amount of the cash dividend;
2. receive into the account the applicable reinvested shares; and
3. debit the account for an amount equal to the reinvestment price times the reinvested shares.

The crediting of a cash dividend and its automatic reinvestment into additional selected securities will be disclosed in the monthly statements detailing all account activity for the preceding month, which currently are provided to each participating customer. This monthly statement will include all the information required by Rule ~~10b-10(a)~~ for transactions through the DRS. In addition, the customer can obtain dividend information

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(1) In the event that Pershing chooses to effect dividend reinvestment transactions utilizing fractional shares, we will again consult the Commission.

(2) No trades so directed shall be trades requiring delivery of a prospectus. All such purchases will be after-market trades.

regarding individual securities at an earlier date by telephone call to his or her broker on the next business day after the dividend reinvestment.

Pershing will continue to send customers immediate confirmation of all other transactions with regard to customers' accounts in accordance with Rule 10b-10(a). These other transactions also will be reflected on the customers' monthly statements.

Automatic reinvestment of dividends on securities of Donaldson, Lufkin & Jenrette, Inc. ("DLJ"), the Equitable Companies, Inc. ("Equitable"), the parent corporation of DLJ, and Alliance Capital Management, L.P.("Alliance"), an affiliate of Pershing and any other affiliate of DLJ (all of the foregoing referred to as the "Affiliates"), would be accomplished through a broker-dealer that is unaffiliated with Pershing. See, e.g., Merrill Lynch & Co., Inc. SEC letter (available April 24, 1978), Charles Schwab & Co., Inc. SEC letter (available March 9, 1972), and BHC Securities, Inc. SEC letter (available December 20, 1995). This buying agent shall maintain complete discretion as to the time, price, and amount of Affiliate stock to be purchased for the DRS and shall not be controlling, controlled by, or under common control with Pershing or any Affiliate, and it shall be an independent agent consistent with the letter issued by the Division granting a class exemption from Rule 10b-6 under the Exchange Act to facilitate the availability of certain dividend reinvestment and stock purchase plans to investors. See Securities Transfer Association (December 1, 1994). Pershing will contact the unaffiliated broker-dealer and place an order or orders for the Affiliate purchases in amounts equal to the amount of the dividend paid for the customers that hold Affiliates in their accounts and have designated it as a security subject to the automatic dividend reinvestment, and the unaffiliated broker-dealer will buy shares in the open market using the same pricing procedure described above. No purchases may be made through any Affiliate as principal. Additionally, Pershing will not be employed as broker to effect purchases when an affiliate of DLJ is engaged in an active distribution of their securities for which no exemption exists under Rule 10b-6 of the Exchange Act. (See Bear Stearns & Co. SEC letter (available June 14, 1995) and BHC Securities, Inc. SEC letter (available December 20, 1995).

It is anticipated that the DRS will be announced by including brochures in all monthly retail brokerage account statements. Subsequently, information on the DRS feature would be incorporated into new account applications and, generally, in advertising of the types used by Pershing and its correspondent brokers in advertising their other brokerage account features. This communication will include a suggestion to the customer to consult with his or her broker or financial consultant. Neither the initial brochure nor any subsequent brochure or advertising would mention or refer to any specific security by name. No recommendations would be made with respect to any choice to be made by a brokerage customer as to whether or not to select dividend reinvestment for any particular security.

As for disclosure, customers who enroll in Dividend Reinvestment Service will be provided, in advance of enrollment, with a written amendment to their account agreement with their broker describing how DRS operates. This document will disclose to Customers, among other things, (1) in detail how they can begin and discontinue participating in DRS; (2) the types of accounts eligible to participate in DRS; (3) the types of securities for which the DRS is available; (4) that the details of dividend reinvestment transaction will be confirmed on their regular monthly account statements instead of on the immediate confirmation; (5) that they can obtain immediate information regarding dividend reinvestment transactions by calling their broker; (6) that no fees or other charges will apply[3]; (7) that participation in the DRS is voluntary; and (8) that the DRS will credit whole shares only.

In addition, the amendment to the *account agreement* will inform customers: (i) that for each security participating in DRS and for which the customer has requested dividend reinvestment, Pershing will combine cash dividends received in that customer's account with those from other customers requesting reinvestment of dividends on the same security and use those funds to purchase securities for both that customer and other customers; (ii) that on dividend payable date or immediately thereafter Pershing will debit the customer's account for the cost of the whole shares reinvested in a particular security by the purchase price per share; and (iii) that if several purchase transactions are required in order to effect transactions in the total amount of dividends to be reinvested in a particular security, the purchase price per share will be the weighted average price per share paid by Pershing in all such transactions.

Pershing believes that the granting of this exemption by the Commission pursuant to Rule 10b-10(e) is consistent with earlier requests (See Charles Schwab & Co., Inc. SEC letter (available March 9, 1992)., Merrill Lynch, Pierce, Fenner & Smith, Inc. SEC letter available January 21, 1985 and Edward D. Jones & Co., SEC letter available August 28, 1992 and Shearson Lehman Brothers Inc., SEC letter available April 29, 1993), will avoid duplication of information being sent to customer and will therefore both ease recordkeeping for customers and result in a savings of mailing expense which would ultimately be passed on to customers.

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[3] In the event that Pershing chooses to apply fees or charges to the account, the amount will be disclosed in this written amendment to the account agreement.

If the Division considers a negative response to our request based upon the information contained in this letter, we respectfully request a conference prior to the issuance of a denial of our request. In such case, or if there is any further information that you may require with respect to this matter, please call Thomas F. Guinan or the undersigned toll free at (800) 443-4342. In view of the desire to initiate the Dividend Reinvestment Service as soon as possible, your prompt attention to this matter will be appreciated.

Very truly yours,

Thomas A. Shanko/dp

TAF/dp

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

March 27, 1996

Thomas A. Franko, Esq.
Senior Vice-President and Assistant
General Counsel
Pershing
One Pershing Plaza
Jersey City, NJ 07399

Re: Pershing/Rule 10b-10

Dear Mr. Franko:

Based on the facts and representations set forth in your letter of March 12, 1996, the Commission hereby grants an exemption, pursuant to Rule 10b-10(e) under the Securities Exchange Act of 1934 and the authority delegated to the Division of Market Regulation by the provisions of 17 C.F.R. §200.30-3(a)(32), to permit Pershing to confirm dividend reinvestment transactions under its dividend reinvestment plan ("DRIP") through the use of monthly account statements.

This exemption is limited to the application of Rule 10b-10(a) and conditioned solely on your representations and the facts presented, and particularly to the representations that: (1) Pershing will provide its customers, through the use of monthly account statements, with all the information about each transaction effected under the DRIP that would, absent this exemption, be required by Rule 10b-10(a) to be contained in a separate, immediate confirmation of each such transaction; (2) Pershing will continue to confirm all transactions in these accounts, other than reinvestment transactions, immediately as required by Rule 10b-10(a); (3) customers will be able to obtain current information regarding reinvestment transactions by contacting their account executive or local branch on or after the business day following completion of the transaction; and (4) Pershing will provide its customers with a detailed written description of the DRIP prior to enrollment therein, which description shall include, without limitation, the representations contained in clauses (1) and (3) above, a statement that there is no transaction fee or other charge for participation in the DRIP, the procedures for enrolling in and withdrawing from the DRIP, and the eligibility requirements for accounts and securities to participate in the DRIP.

In the event any material change occurs to any of the facts or representations presented, monthly confirmations should be discontinued and the use of immediate confirmations should be reinstated for the transaction described above, pending presentation of the facts for our consideration. The Division expresses no view with respect to other questions that the DRIP may raise, including the applicability of any other federal or state laws.

For the Commission, by the Division of Market Regulation, pursuant to delegated authority,[1]

Sincerely,

Catherine McGuire
Chief Counsel

Enclosures

CM /dn

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[1] 17 C.F.R. 200.30-3(a)(32).

Pershing

Division of Donaldson, Lufkin & Jenrette Securities Corporation
One Pershing Plaza, Jersey City, New Jersey 07399 • (201) 413-2000

Thomas A. Franko
Senior Vice President
Associate General Counsel
(201) 413-2807

Securities Exchange Act of 1934
Sec. 10(b)/Rule 10b-10

April 30, 1997

VIA FACSIMILE AND FIRST CLASS MAIL

Catherine McGuire
Chief Counsel
Division of Market Regulation
United States Securities and Exchange Commission
Washington, DC 20549

Re: Dividend Reinvestment

Dear Ms. McGuire:

We are in receipt of your letter dated March 27, 1996 granting Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation ("Pershing") an exemption, pursuant to Rule 10b-10(e) under the Securities Exchange Act of 1934, as amended, to permit Pershing to confirm dividend reinvestment transactions for Pershing's and its correspondents' customers under its dividend reinvestment plan through the use of monthly account statements. In Pershing's letter dated March 12, 1996 requesting that exemption, we informed you that while customers of our correspondents i) could not purchase fractional shares of the securities in which they wished to reinvest, and ii) would not be charged a fee for the transactions, in the event that either of these terms changed, we would consult the Securities and Exchange Commission ("the Commission"). We write to you now for that purpose. We have attached a copy of our letter dated March 12, 1996 for your convenience.

As you know, Pershing is registered broker-dealer and a division of Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"). Pershing and DLJ currently maintain accounts for which they act as broker-dealer. In addition, Pershing acts as clearing agent for over 600 broker-dealers in the United States and abroad. In our previous letter, we set forth, in some detail, the procedure by which customers of Pershing and its correspondents could reinvest funds received as a dividend from a security in additional shares of that security.

Essentially, funds received on the payable date for a dividend by a customer requesting dividend reinvestment would be used to purchase additional shares of that security. Under the current plan, a customer can only purchase whole shares of the security. Currently, if, after the dividend is used to purchase shares, there exist excess funds, the amount of which is less than the price of one share of the security, those funds remain in the customer's account. Under the new plan, all funds received by participating customers as a result of a dividend will be reinvested in shares of the issuing security. Funds, the total amount of which do not equal the price of a whole share, will be used to purchase fractional shares of that security. The plan will allow customers to purchase fractional shares in denominations as small as one ten-thousandth of a share (four decimal places).

We feel that this additional feature will best effect the wishes of the participating customers and maximize their use of funds. We believe that this portion of the plan is consistent with those used by other broker-dealers and are the subject of previous no-action positions taken by the Commission, in which fractional shares were made available for purchase by customers in a dividend reinvestment transaction. (See Shearson, Lehman Brothers SEC letter, available April 29, 1993; Prudential Securities Incorporated letter dated November 9, 1995; BHC Securities, Inc. letter dated December 20, 1995; and Dean Witter Reynolds, Inc. letter dated December 20, 1995)

To date, Pershing has not charged a fee for its service, either to its customers, those of the correspondents or to the correspondents themselves. However, the systematic and operational costs of maintaining the plan, as well as those expended on the addition of the feature allowing the purchase of fractional shares demand that Pershing charge a fee to certain participating customers on a per transaction basis. That fee will be deducted from the amount of the dividend paid to those customers prior to purchasing the additional shares. It will appear on each such customer's monthly statement for the relevant period as a dividend reinvestment fee.1 In addition, to the extent the fee is charged by Pershing to customers which Pershing services directly, Pershing will disclose the fee prior to its assessment. Pershing will remind its correspondents of their obligations to do the same.

Pershing or its correspondents may waive fees for certain types of accounts offered by it, such as Individual Retirement Accounts or asset management accounts. In any event, the transaction fee charged by Pershing will not exceed the commissions normally charged by Pershing for standard undiscounted customer transactions.

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1 With regard to participating customers who are customers of Pershing's correspondent broker-dealers, those correspondent broker-dealers will only be allowed to absorb the fee or to instruct Pershing to charge the customers directly without any addition thereto.

We believe that this portion of the plan is consistent with those used by other broker-dealers and are the subject of previous no-action positions taken by the Commission, in which fees were charged for dividend reinvestment transactions. (See Shearson, Lehman Brothers SEC letter, available April 29, 1993; Prudential Securities Incorporated letter dated November 9, 1995; Bear Stearns Securities Corporation letter dated June 14, 1995; and Dean Witter Reynolds, Inc. letter dated December 20, 1995)

Pershing believes that the granting of this exemption by the Commission pursuant to Rule 10b-10(e) is consistent with earlier requests (See previous letters *infra*), will avoid duplication of information being sent to customers and will therefore both ease recordkeeping for customers and result in a savings of mailing expense which would ultimately be passed on to customers.

If the Division considers a negative response to our request based upon the information contained in this letter, we respectfully request a conference prior to the issuance of a denial of our request. In such a case, or if there is any further information that you may require with respect to this matter, please call Thomas F. Guinan or the undersigned toll free at (800) 443-4342.

Very truly yours,

cc: T.F. Guinan

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

May 27, 1997

Thomas A. Franko, Esq.
Senior Vice President
Associate General Counsel
Pershing Division of Donaldson, Lufkin & Jenrette Securities Corpo
One Pershing Plaza
Jersey City, NJ 07399

Re: Pershing/Rule 10b-10

Dear Mr. Franko:

On the basis of the representations and the facts set forth in your letter of April 30, 1997, the Commission hereby grants an exemption, pursuant to Rule 10b-10(e) under the Securities Exchange Act of 1934 and the authority delegated to the Division of Market Regulation by the provisions of 17 CFR 200.30-3(a)(32), solely to permit Pershing to confirm transactions effected by Pershing pursuant to its automatic dividend reinvestment plan ("DRIP") through the use of monthly account statements.

Except for the amendment to the DRIP described in your letter dated April 30, 1997, you represent that Pershing will operate the DRIP in the same manner and pursuant to the same representations as described in your letter dated March 12, 1996. Accordingly, Pershing will conduct the DRIP in accordance with all the terms and conditions set forth in that letter.

This exemption is strictly limited to the application of Rule 10b-10(a) and conditioned solely on your representations and the facts presented, and particularly on the representations that: (1) Pershing will provide each of its customers, through the use of monthly statements, with all the information about every transaction effected under the DRIP that would, absent this exemption, be required by Rule 10b-10(a) to be contained in a separate, immediate confirmation of each transaction; (2) Pershing will continue to confirm all transactions in these accounts, other than reinvestment transactions under the DRIP, immediately as required by Rule 10b-10(a); (3) customers will be able to obtain current information regarding reinvestment transactions effected through the DRIP by contacting their account executive during regular business hours the next business day following the completion of such transactions; and (4) Pershing will provide its customers with a detailed written description of the DRIP prior to enrollment therein, which description shall include, without limitation, the representations contained in clauses (1) and (3) above, any transaction fee or other charge for participation in the DRIP, the procedures for enrolling in and withdrawing from the DRIP, and the eligibility requirements for accounts and securities to participate in the DRIP. This exemption also is conditioned on Pershing's representation that it will remind its correspondents of their obligation to disclose any transaction fee or charge for participation in the DRIP before assessing it.[1]

In the event that any material change occurs with respect to any of the facts or representations presented, monthly confirmations should be discontinued and the use of immediate confirmations should be reinstated for the transactions described above, pending presentation of the facts for our consideration. The Division expresses no view with respect to other questions that the DRIP may raise, including the applicability of any other federal or state laws.

For the Commission, by the Division of Market Regulation, pursuant to delegated authority,

Catherine McGuire
Chief Counsel

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[1] In this regard, the staff notes that Pershing and its correspondents are subject to NASD rules, which specify that charges for services be "reasonable and not unfairly discriminatory between customers." See NASD Rule 2430. This rule has been interpreted to require that member firms provide customers with written notification at least 30 days before the implementation or change of any service charge. See *NASD Notice To Members 92-11* (February 1992).

END